Mail Stop 3561

December 12, 2008

Mr. David Y. Chen
Chief Executive Officer and President
Green China Resources, Inc.
29 Level, Central Plaza
381 Huai Zong Road
Shanghai 200020, China

          RE: Green China Resources, Inc.
                Amendment No. 4 to Registration Statement on Form S-4
                File No. 333-151842
                Filed December 8, 2008
                Shine Media Acquisition
                Form 10-K
                File No. 000-52234
                Filed March 31, 2008

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to correct the reference to a $1 per share dividend in the pro forma footnotes.

Repurchase of Shares, page 22

2.   Please revise to indicate whether any other form of consideration in excess of the trust conversion price may or will be offered by the issuer, its affiliates, or any party to the securities purchase agreement in connection with the repurchase offers.

3.   Also, please clarify the timing of the payments to be made to these sellers by specifically stating whether these payments will be made before or after funds are released from the trust to the converting shareholders.

4.   If your response to comment two is negative, please also indicate how the company will determine that the consideration being offered to repurchase shares will not exceed the per share value associated with the trust account. For example, will the repurchase agreements include any price adjustment features based upon the amounts paid from the trust?

5.   Your existing disclosure indicates that you may repurchase up to 5,137,000 or 75% of the shares issued in your initial public offering, from no more than 10 of your public stockholders. Based on your beneficial ownership tables it was unclear that purchases from 10 investors would allow you to accumulate this holding level. Please revise your disclosure to clarify, if true, that you are limited to making purchases from 10 shareholders and that the 5,137,000 shares is simply a mathematical limit based on your borrowing $30,000,000.

6.   We note your response to our prior comment three and your revised disclosure. Please revise to indicate whether any share repurchases made under your plan will be disclosed on a Form 8-K pursuant to either Item 1.01 or 8.01.

7.   Please revise to update the status of the $30,000,000 loan negotiations in connection with the share repurchase.

8.   We note your disclosure that "officers and directors of Shine Media, have had informational conversations with representatives of stockholders to determine if those stockholders were planning to seek redemption rights." Please advise us of your disclosure obligations with respect to these discussions and the knowledge the company has gained from these discussions. We may have further comment.

9.   We note that you have added disclosure indicating that you may issues shares or pay cash to third parties in order to induce them to purchase your shares and not convert them. Please revise to clarify:

        a.   Any and all contacts made between you and your affiliates and third parties with respect to such plans;

      b. The factors the company will consider when entering into these transactions;

      c. How the company will inform the market and its shareholders of these transactions and the impact that it will have on the dilution experienced by investors and/or the cash position of the company going forward;

      d. The degree to which such repurchases may permit the approval of a transaction which otherwise might not be approved due to the protective features of your Form S-1; and

      e. A discussion of how these purchases may impact the funds in the trust available for public shareholders pursing their conversion or liquidation rights.

Consideration of the Securities Purchase Transaction, page 55

10.   We note that the company has added disclosure responsive to our prior comment seven. However, it does not appear that you have added this disclosure in the relevant discussion. Our prior comment addressed the implied enterprise value associated with your prior Series C Preferred financing. Please revise or advise.

Shine Media's Reasons for the Stock Purchase and Recommendation of the Shine Media Board, page 65

11.   We note your response to prior comment nine. Please revise your disclosure – including your risk factors – to indicate the amount of funds JMP assumed the combined company would have available from the trust in conducting its analysis and clarify that, as a result of your proposed share repurchase and dividend, the actual cash position of the post-transaction company may be materially different. Indicate whether management believes that this impacts the results of the fairness opinion in any way.

Management's Discussion and Analysis and Plan of Operation

Liquidity and Capital Resources, page 152

12.   It appears from your disclosure that there has been an increase in the dividend that will be paid to shareholders who approve the merger agreement from $1.00 to $2.50 and disclosure on page 23 which indicates that you may sell shares of your stock in privately negotiated transactions. Please provide a detailed discussion of the impact of these scenarios on the liquidity and cash position of the resulting entity. Your revised disclosure should discuss the different scenarios that the combined entity will face and how they will affect operations (e.g. the proposed $2.50 per share dividend, the disbursement of cash held in trust to converting stockholders, the repurchase of up to 5.1 million shares of common stock, the sale of additional shares of common stock, etc). Please ensure that your revised disclosure is specific and provides a clear explanation of how management has considered the effect of these transactions on the combined entity.

China Greenscape Co. Ltd. Consolidated Financial Statements

General

13.   Please provide a current consent from each independent accountant with any amendments.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Andrew D. Hudders, Esq.
       212-754-0330